TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS FOURTH QUARTER AND YEAR-END 2021 RESULTS;
GENERATED $285 MILLION IN OPERATING CASH FLOW

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

For more information, refer to the management discussion and analysis ("MD&A") and audited consolidated financial statements for the year ended December 31, 2021.

FY2021 HIGHLIGHTS:

• Attributable production of 601,000 ounces near the top of updated production guidance

• Achieved updated operating cost guidance with full year cost of sales per ounce sold of $1,270, cash cost1 per ounce sold of $1,132 and all-in sustaining cost1 per ounce sold of $1,426

• Generated $293 million in operating cash flow before changes in working capital1

• Mine-site free cash flow1 of $133.8 million and adjusted EBITDA1 of $355.7 million

• Net loss attributable to equity holders of $0.53 per share and adjusted net earnings attributable to equity holders1 of $0.06 per share

• Total available liquidity1 of $1.1 billion, including $544.9 million in cash and cash equivalents

• Côté Gold project 43.4% complete and detailed engineering at 92.2%

• Initial mineral resource estimate for Gosselin deposit, located adjacent to Côté, of 3.35 million indicated ounces and 1.71 million inferred ounces

• Committed to achieving net negative greenhouse gas ("GHG") emissions by no later than by 2050

Toronto, Ontario, February 23, 2022 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reports consolidated financial and operating results for the fourth quarter and year ended December 31, 2021. Preliminary operating results for the fourth quarter and year ended 2021 were disclosed on January 12, 2022. Key highlights of financial results include:

Corporate Highlights

• On February 14, 2022, the Company announced a collaboration agreement with RCF Management L.L.C ("RCF"). Pursuant to the Agreement, Maryse Bélanger, David Smith and Ian Ashby were appointed to the Board of Directors of IAMGOLD (the "Board") as independent directors, and Ms. Bélanger was appointed Chair. Richard Hall stepped down from the Board. With today's announcement of the Company's year-end results, Ronald Gagel has resigned from the Board, effective immediately. In addition, Mr. Tim Snider has advised that he will not stand for re-election at the Company's 2022 annual shareholders' meeting.

• The Company continues to advance its strategy to prioritize an appropriate allocation of capital and resources between the Company's existing mines and its Côté Gold project to generate the best return on invested capital while advancing Côté Gold to production.

• On January 29, 2022, Donald Charter, Chair of the Board, retired from the Company's Board in accordance with his longstanding plans and the 2020 Board guidelines regarding tenure and Board composition.

• On January 12, 2022 Gordon Stothart, President and Chief Executive Officer ("CEO"), stepped down from his role and resigned from the Board. Daniella Dimitrov, Chief Financial Officer ("CFO"), was appointed President, CFO and Interim CEO.

• In December 2021, the Company appointed Jerzy Orzechowski as Executive Project Director for Côté Gold to oversee management of the development of Côté Gold.

• IAMGOLD launched the IAMALLIN operational excellence program focused on uncovering improvement opportunities in the areas of cash preservation, cost control, capital allocation and process optimization across operations. The program was initiated at Essakane and will be launched at Rosebel and Westwood this year.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020
Revenues	$294.6	$294.1	$1,151.7	$1,241.7
Gross profit	$(76.3)	$6.9	$2.7	$250.3
EBITDA[1]	$(193.4)	$19.6	$27.1	$380.3
Adjusted EBITDA[1]	$90.0	$82.5	$355.7	$450.4
Net earnings (loss) attributable to equity holders	$(194.1)	$(75.3)	$(254.4)	$38.5
Adjusted net earnings (loss) attributable to equity holders[1]	$44.3	$(20.1)	$26.8	$87.7
Net earnings (loss) per share attributable to equity holders	$(0.41)	$(0.16)	$(0.53)	$0.08
Adjusted net earnings (loss) per share attributable to equity holders[1]	$0.09	$(0.04)	$0.06	$0.19
Net cash from operating activities before changes in working capital[1]	$76.0	$79.6	$293.0	$368.1
Net cash from operating activities	$67.5	$78.5	$285.0	$347.6
Mine-site free cash flow[1]	$12.3	$31.9	$133.8	$223.2
Capital expenditures[1] - sustaining	$41.4	$26.4	$105.4	$79.1
Capital expenditures[1] - expansion	$190.1	$113.0	$520.3	$213.6
	Dec 31	Sep 30	Dec 31	Dec 31
	2021	2021	2021	2020
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$552.5	$748.3	$552.5	$947.5
Long-term debt	$464.4	$466.8	$464.4	$466.6
Available Credit Facility	$498.3	$498.3	$498.3	$498.3

1 This is a non-GAAP measure. See "Non-GAAP Financial Measures".

Financial Results

Net earnings (loss) per share attributable to equity holders was $(0.41) for the fourth quarter and $(0.53) for the year ended December 31, 2021. Adjusted net earnings (loss) per share attributable to equity holders1 was $0.09 for the fourth quarter and $0.06 for the year ended December 31, 2021, after adjusting for the non-cash net realizable value ("NRV") write-down of ore stockpiles and impairment charge on Rosebel, discussed below.

Loss before interest, income taxes, depreciation and amortization1 was $193.4 million for the fourth quarter and earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 was $27.1 million for the year ended December 31, 2021. Adjusted EBITDA1 was $90.0 million for the fourth quarter and $355.7 million for the year ended December 31, 2021.

Mine-site free cash flow1 was $12.3 million for the fourth quarter and $133.8 million for the year ended December 31, 2021. Annual mine-site free cash flow was down $89.4 million from the prior year, primarily due to lower operating cash flow at Rosebel ($111.6 million) and Westwood ($68.5 million), and higher capital expenditures at Rosebel ($30.8 million) and Essakane ($21.9 million), partially offset by higher operating cash flow at Essakane ($136.5 million).

Net cash from operating activities was $67.5 million ($76.0 million before changes in working capital) for the fourth quarter and $285.0 million ($293.0 million before changes in working capital) for the year ended December 31, 2021. Annual net cash from operating activities was down $62.6 million from the year prior, primarily due to lower revenue and higher cash operating costs ($98.2 million), higher income taxes paid ($10.5 million), partially offset by higher cash receipts from the settlement of derivatives ($31.7 million) and proceeds from insurance claims ($10.2 million).

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The updated mineral reserves and mineral resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment. A non-cash impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) was recognized in the consolidated statements of earnings (loss) in the fourth quarter.

Operating Performance

	Q4 2021	Q3 2021	2021	2020
Gold production - attributable (000s oz)	153	153	601	653
Gold sales - attributable (000s oz)	152	150	590	646
Average realized gold price[2] ($/oz)	$1,794	$1,787	$1,790	$1,778
Cost of sales[1] ($/oz sold) - attributable	$1,597	$1,247	$1,270	$1,057
Cash costs[2] ($/oz sold) - attributable	$1,184	$1,208	$1,132	$988
AISC[2] ($/oz sold) - attributable	$1,537	$1,508	$1,426	$1,232

1 Throughout this news release, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the annual consolidated financial statements.

2 This is a non-GAAP measure. See "Non-GAAP Financial Measures".

Attributable gold production was 153,000 ounces for the fourth quarter and 601,000 ounces for 2021, near the top of the updated production guidance.

Cost of sales (excluding depreciation) per ounce sold was $1,597 for the fourth quarter and $1,270 per ounce sold for the year ended December 31, 2021, up 20% from $1,057 per ounce sold in 2020. Included was a non-cash NRV write-down of ore stockpile and finished goods inventories of $147 per ounce sold (2020 - $nil) comprised of $49 per ounce included in cash costs and AISC per ounce sold as short-term and $98 per ounce excluded from cash cost and AISC per ounce sold as long-term, and the positive impact of realized derivative gains of $19 per ounce sold (2020 - loss of $27 per ounce sold). Excluding the NRV write-down, cost of sales per ounce sold was higher primarily due to lower production and sales volumes.

Cash cost1 per ounce sold was $1,184 for the fourth quarter and $1,132 per ounce sold for the year ended December 31, 2021, in line with the updated guidance. Cash costs were up 15%, from $988 per ounce sold in 2020, due to higher operating costs, which included a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $50 per ounce sold (2020 - $nil), and lower production and sales volumes.

AISC per ounce sold was $1,537 for the fourth quarter and $1,426 per ounce sold for the year ended December 31, 2021, near the top end of the updated guidance. AISC were up 16%, from $1,232 per ounce sold in 2020, primarily due to lower production and sales volumes as well as higher sustaining capital expenditures. Included was a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $50 per ounce sold (2020 - $nil).

The DARTFR2 (days away, restricted, transferred duty frequency rate) was 0.37 and the TRIFR2 (total recordable injuries frequency rate) was 0.76 for 2021, below the global annual targets of DARTFR 0.51 and TRIFR 0.85, respectively. Côté Gold has surpassed over 3.4 million hours with no lost time injuries to date.

Exploration

($ millions)	Q4 2021	Q3 2021	2021	2020
Exploration projects - greenfield	$5.6	$7.4	$27.8	$19.9
Exploration projects - brownfield[1]	5.5	4.8	19.6	16.4
	$11.1	$12.2	$47.4	$36.3

  Exploration projects - brownfield for the fourth quarter 2021 included near-mine exploration and resource development of $3.0 million (third quarter 2021 - $2.5 million, fourth quarter 2020 - $2.7 million, 2021 - $10.7 million, 2020 - $8.4 million).

For the fourth quarter, expenditures for exploration and project studies totaled $11.1 million, of which $8.1 million was expensed and $3.0 million was capitalized. During the year, drilling activities on active projects and mine sites totaled approximately 195,000 metres.

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Liquidity and Capital Resources

As at December 31, 2021, the Company had $544.9 million in cash and cash equivalents, $7.6 million in short-term investments and net cash1 of $16.3 million. Approximately $498 million was available under the Company's secured revolving credit facility (the "Credit Facility") resulting in available liquidity1 at December 31, 2021 of $1.1 billion.

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver 150,000 gold ounces over the course of 2024. The 2022 Prepay Arrangements have the effect of rolling the 150,000 ounce gold sale prepay arrangement entered into in 2019 (the "2019 Prepay Arrangement"), from 2022 to 2024 after the completion of the construction of Côté Gold. In January 2022, the first 12,500 ounces were delivered into the 2019 Prepay Arrangement and the Company received $2.5 million in cash in relation to the collar on the 2019 Prepay Arrangement and $19.7 million in cash pursuant to the 2022 Prepay Arrangements.

The Company is in the process of finalizing lease agreements for mobile equipment with a value of approximately $125 million that will be purchased on behalf of the unincorporated Côté Gold joint venture. Sumitomo Metal Mining Co. ("SMM") will guarantee some of the leases for their 30% ownership. The remaining Côté Gold project development costs are net of these leases, as previously disclosed.

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold between 2021 and mid-2023, the Company entered into certain derivative contracts in respect of certain of its future gold sales, exchange rates and certain other commodities exposure. At December 31, 2021, approximately 26% and 10% of the Company's 2022 and 2023 estimated attributable production, respectively, was hedged at average prices between $1,300 per ounce and $3,000 per ounce. The Company has also entered into various oil and currency hedging transactions. Refer to the MD&A "Market Risk - Summary of Hedge Portfolio" for information relating to the Company's outstanding derivative contracts.

The net cash generated by operations is highly dependent on the gold price as well as other factors, including the USDCAD exchange rate. The Company is scheduled to complete the remaining construction of Côté Gold during 2022 and 2023 resulting in significant capital expenditures that, together with sustaining and expansion capital expenditures at its existing mines, are expected to exceed total current cash and cash generated from operations. As a result, the Company expects to make its first draw down on its credit facility in the first half of 2022 and expects to draw down most this facility over the course of 2022 and 2023. Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with the 2022 guidance and 2023 plan, and no significant change in the Côté Gold costs or the time of achieving commercial production (see also "Côté Gold Project" section below), the Company believes it should have adequate liquidity, in addition to its existing credit facility and the additional equipment leases, to implement its near-term operational plans and complete the development of Côté Gold.

To ensure adequate liquidity and flexibility, the Company regularly reviews expenditures and assesses opportunities taking into consideration current liquidity, the capital markets, foreign exchange rates, ongoing operational and financial performance and progress in the development of projects. As a result, the Company may take additional measures to increase its liquidity and capital resources including additional financing, strategically disposing of assets or pursuing joint-venture partnerships.

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OPERATIONS AND PROJECTS

Essakane District, Burkina Faso - Essakane Mine (IAMGOLD interest - 90%)1

	Q4 2021	Q3 2021	2021	2020	2019
Key Operating Statistics
Ore mined (000s t)	4,113	3,908	16,015	15,762	17,702
Waste mined (000s t)	10,903	11,335	44,405	39,479	38,605
Material mined (000s t) - total	15,016	15,243	60,420	55,241	56,307
Strip ratio[2]	2.7	2.9	2.8	2.5	2.2
Ore milled (000s t)	3,292	3,298	12,948	12,439	13,373
Head grade (g/t)	1.13	1.33	1.31	1.18	1.04
Recovery (%)	91	83	84	86	91
Gold production (000s oz) - 100%	108	118	457	404	409
Gold production (000s oz) - attributable 90%	98	106	412	364	368
Gold sales (000s oz) - 100%	102	122	453	399	413
Average realized gold price[3] ($/oz)	$1,794	$1,790	$1,794	$1,791	$1,400
Financial Results ($ millions)[1]
Revenue[5]	$184.2	$217.4	$813.9	$715.0	$579.2
Operating costs	(80.3)	(95.5)	(364.8)	(335.4)	(330.6)
Royalties	(9.2)	(10.9)	(40.7)	(36.8)	(27.1)
Cash costs[3]	$(89.5)	$(106.4)	$(405.5)	$(372.2)	$(357.7)
Other mine costs[4]	(47.1)	(5.9)	(66.6)	(35.8)	(7.7)
Cost of sales[5]	$(136.6)	$(112.3)	$(472.1)	$(408.0)	$(365.4)
Sustaining capital expenditures[3,6]	(22.9)	(11.6)	(51.2)	(37.3)	(39.0)
Other costs and adjustments[7]	41.6	(1.5)	36.7	7.6	(20.2)
All-in sustaining costs[3]	$(117.9)	$(125.4)	$(486.6)	$(437.7)	$(424.6)
Expansion capital expenditures[3,8]	$(24.1)	$(27.2)	$(84.4)	$(76.4)	$(62.0)
Performance Measures[9]
Cost of sales excluding depreciation ($/oz sold)	$1,333	$925	$1,042	$1,023	$884
Cash costs[3] ($/oz sold)	$873	$878	$895	$934	$866
All-in sustaining costs[3] ($/oz sold)	$1,150	$1,033	$1,074	$1,098	$1,028

1 100% basis, unless otherwise stated.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4 Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-down for the fourth quarter of $42.9 million (third quarter 2021 - $nil; 2020 - $nil and 2019 - $nil) in addition to certain taxes and permits related costs, certain provisions, prior period operating costs and the exclusion of by-product credits.

5 As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.

6 Includes sustaining capitalized stripping for the fourth quarter 2021 of $6.7 million (third quarter 2021 - $1.0 million) and 2021 of $7.7 million (2020 - $nil and 2019 - $3.6 million).

7 Other costs and adjustments include adjustments to exclude the non-cash long-term portion of stockpile inventory NRV write-down for the fourth quarter and 2021 of $42.9 million (third quarter 2021 - $nil; 2020 - $nil and 2019 - $nil), in addition to sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.

8 Includes expansion capitalized stripping for the fourth quarter 2021 of $21.1 million (third quarter 2021 - $21.8 million) and 2021 of $65.0 million (2020 - $57.8 million and 2019 - $30.4 million).

9 Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Essakane continued to deliver strong results and achieved attributable gold production of 98,000 ounces in the fourth quarter and a record 412,000 ounces for the year. Production was lower in the quarter due to lower grades in the mining schedule, partially offset by higher recovery.

Mining activity of 15.0 million tonnes for the fourth quarter was in line with the prior quarter, while the strip ratio of 2.7 was lower by 7%. The mine began sequencing out of the enriched ore zones at the bottom of the main pit resulting in lower grade in the fourth quarter. Mining activity of 60.4 million tonnes for the year was higher than in 2020 as a result of operational efficiencies and reduction of cycle times achieved from the modifications to the hauling fleet. The strip ratio of 2.8 in 2021 was higher by 12% as a result of continued focus on stripping campaigns in the upper benches during the year.

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Mill throughput of 3.3 million tonnes in the fourth quarter was in line with the prior quarter and plant availability remained above 92%. Mill throughput of 12.9 million tonnes in 2021 was 4% higher than in 2020 as a result of the mill debottlenecking project and other optimization initiatives.

As the COVID-19 situation evolved towards the end of 2021 and into 2022, measures and controls are being strengthened to limit transmission, reinforce awareness and promote vaccination. Approximately 64% of the workforce is fully vaccinated.

The IAMALLIN improvement project has now progressed to the execution phase and is focusing on mill and mine productivities and working capital including spare parts management, operations efficiency and maintenance programs.

The Company reported on certain security incidents and developments in Burkina Faso (see news releases dated September 1, 2021, October 29, 2021, November 1, 2021 and January 25, 2022). All IAMGOLD personnel continues to be safe and associated supply chains have not been significantly impacted by the security situation. The workforce has been progressively increased to close to normal levels following a temporary reduction towards the end of 2021, while the Company continues to monitor the situation. The Company continues to expect that 2022 production will be within the guidance range. The Company has taken proactive measures to ensure the safety and security of in-country personnel and continuously evaluates the security environment. Investments in infrastructure in the region and at the mine site are being made to further strengthen security measures, while regularly engaging with relevant authorities and other partners in Burkina Faso in relation to security in the region as well as its supplies and transportation routes.

Outlook

Attributable gold production at Essakane in 2022 is expected to be in the range of 360,000 to 385,000 ounces, with production expected to be relatively steady over the year as planned grades normalize closer to reserve grades, offset slightly by higher recoveries due to expected lower graphitic content. Looking beyond 2022, Essakane is expected to continue to produce in the range of 325,000 to 375,000 ounces in each of 2023 and 2024. Cash costs are expected to increase slightly due to inflationary cost pressures, changes in transportation and logistics in relation to our workforce, and the upgrade to transportation infrastructure at and outside of the mine site to address the security situation. The cost of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher on average compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs reflected in 2022 guidance estimates. The increase in AISC reflects the increase in operating costs, as well as higher sustaining capital and capitalized stripping. Capital expenditures are expected to be approximately $170 million, compared to $136 million in 2021, primarily consisting of capitalized stripping.

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Rosebel District, Suriname - Rosebel Mine (IAMGOLD interest - 95%)1

	Q4 2021	Q3 2021	2021	2020	2019
Key Operating Statistics
Ore mined[2] (000s t)	2,194	1,432	5,975	7,032	12,277
Waste mined[2] (000s t)	11,594	9,703	37,163	35,348	41,049
Material mined[2] (000s t) - total	13,788	11,135	43,138	42,380	53,326
Strip ratio[2,3]	5.3	6.8	6.2	5.0	3.3
Ore milled (000s t) - Rosebel	1,461	1,719	6,232	7,973	12,166
Ore milled[2] (000s t) - Saramacca	988	956	3,655	2,347	-
Ore milled[2] (000s t) - total	2,449	2,675	9,887	10,320	12,166
Head grade[2,4] (g/t)	0.78	0.68	0.70	0.82	0.71
Recovery[2] (%)	86	82	85	91	95
Gold production[2] (000s oz) - 100%	53	47	188	245	264
Gold production[1] (000s oz) - owner operator	44	42	162	221	264
Gold production (000s oz) - attributable 95%	42	40	154	210	251
Gold sales[1] (000s oz) - owner operator	50	36	156	216	254
Average realized gold price[5] ($/oz)	$1,795	$1,779	$1,777	$1,757	$1,387
Financial Results ($ millions)[1]
Revenue[8]	$88.2	$64.0	$276.2	$380.5	$352.5
Operating costs	(68.3)	(59.5)	(218.3)	(201.6)	(222.0)
Royalties	(5.4)	(5.1)	(19.9)	(22.4)	(21.5)
Cash costs[5,6]	$(73.7)	$(64.6)	$(238.2)	$(224.0)	$(243.5)
Other mine costs[7]	(20.7)	(0.5)	(21.9)	(7.1)	(12.3)
Cost of sales[8]	$(94.4)	$(65.1)	$(260.1)	$(231.1)	$(255.8)
Sustaining capital expenditures[5]	(13.3)	(10.8)	(42.2)	(29.3)	(42.7)
Other costs and adjustments[9]	18.1	(1.6)	13.5	(4.4)	2.6
AISC[5]	$(89.6)	$(77.5)	$(288.8)	$(264.8)	$(295.9)
Expansion capital expenditures[5,10]	$(17.1)	$(12.8)	$(56.4)	$(38.5)	$(41.0)
Performance Measures[11]
Cost of sales excluding depreciation ($/oz sold)	$1,922	$1,808	$1,674	$1,068	$1,007
Cash costs[5] ($/oz sold)	$1,501	$1,796	$1,533	$1,035	$959
AISC[5] ($/oz sold)	$1,824	$2,156	$1,859	$1,224	$1,165

  Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the annual consolidated financial statements, unless otherwise stated.
  Includes Saramacca at 100%.
  Strip ratio is calculated as waste mined divided by ore mined.
  Includes head grade / tonne for the fourth quarter 2021 related to the Rosebel concession of 0.70 g/t and the Saramacca concession of 0.91 g/t (third quarter 2021 - 0.64 g/t and 0.76 g/t respectively) and 2021 of 0.61 g/t and 0.85 g/t respectively (2020 - 0.68 g/t and 1.27 g/t, respectively).
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  Cash costs includes by-product credit.
  Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter and 2021 of $20.0 million (third quarter 2021 - $nil and 2020 - $nil), in addition to community development costs, certain provisions, prior period operating costs and the exclusion of by-product credits.
  As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.

9. Other costs and adjustments includes adjustment to exclude the non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter and full year 2021 of $20.0 million (third quarter 2021 - $nil and full year 2020 - $nil), in addition to sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

10. Includes expansion capitalized stripping for the fourth quarter 2021 of $10.3 million (third quarter 2021 - $8.4 million) and 2021 of $33.6 million (2020 - $14.9million).

11. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Rosebel achieved attributable gold production of 42,000 ounces in the fourth quarter and 154,000 ounces for the year. Production increased in the quarter due to higher grades processed and higher recovery.

Material mined of 13.8 million tonnes in the quarter reflected the continued ramp up of mining activities over the year. Focus on strategic pushbacks and stripping continued. The backlog in maintenance work on the aging mining fleet and the resulting lower equipment availability and reliability continued to be challenges during the quarter, however, deliveries of new mobile equipment replacing the aged mining fleet have commenced.

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Mill throughput of 2.4 million tonnes in the fourth quarter decreased 8% compared with the prior quarter due to maintenance related work. Increased recoveries in addition to the higher sales and drawdown of inventories were due to the efficiency improvements of the carbon adsorption/desorption circuit which were completed near the end of the quarter. The increase in recoveries and lower in-circuit gold inventory levels are expected to be maintained from 2022 onward. Rosebel provided 48% of the mill feed at an average grade of 0.72 g/t and Saramacca provided 37% of the mill feed at an average grade of 0.95 g/t. The remaining 15% mill feed was from low grade long-term ore stockpiles at an average grade of 0.58 g/t.

The COVID-19 situation at site and in Suriname has started to stabilize and improved during the fourth quarter, however the new Omicron variant remains a concern as new cases in January 2022 were the highest recorded since the start of the pandemic. Throughout 2021, workforce productivity levels were adversely impacted as a result of approximately 40% of the total workforce having had COVID-19 since the start of the pandemic. The site continues to monitor and implement mitigating measures to reduce the impact, including actively engaging in community related initiatives. Approximately 41% of the workforce was fully vaccinated as of December 2021.

The Company has been collaborating with the government task force assigned to manage the security situation at site with regards to illegal miners. The government security force have increased their patrols of the mine site during the fourth quarter, resulting in some decreases in pit intrusions.

The construction of required infrastructure at the Saramacca project, including the facility pad, the sedimentation dams (functional), haul road, and public road crossings, as well as the majority of the previously planned activities related to the West Dump rock drains have been completed by the end of the fourth quarter. Additionally, the dewatering wells, further development of the rock drains and the completion of other earthworks activities, including slope remediation and bypass road phase 2, are expected to be completed during 2022.

The Company has completed an updated Mineral Resource and Mineral Reserve estimate as of December 31, 2021 and an updated life-of-mine plan for Rosebel (see news release dated January 12, 2022). The updated Mineral Reserves estimate for Rosebel (on 100% basis and at $1,300 gold price) is comprised of Proven and Probable Mineral Reserves totaling 3.8 million ounces of gold and the updated Mineral Resources estimate (on a 100% basis, at $1,500 gold price and including Mineral Reserves) is comprised of Measured and Indicated Mineral Resources totaling 6.3 million ounces of gold. Production is expected to ramp up to an estimated 300,000 ounces per year on a 100% basis starting in 2025 until the current expected end of mine life in 2033 based on the updated Mineral Reserves estimate.

The updated mineral reserves and mineral resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment for the Rosebel cash generating unit, which consists of the Rosebel complex and the Rosebel royalty payable to Euro Resources S.A. by the Company. As a result, an assessment was performed and it was determined that the carrying amount exceeded its recoverable amount of approximately $373.8 million. This resulted in a non-cash impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) being recorded in the consolidated statements of earnings (loss) in the fourth quarter.

The IAMALLIN improvement project is in the discovery phase with on-site consultation commencing in the first half of 2022.

Outlook

Attributable gold production at Rosebel in 2022 is expected to be in the range of 155,000 to 180,000 ounces, with production expected to be stronger in the second half after the seasonal rains subside. In addition, recoveries are expected to increase compared to 2021 from continuing refurbishment initiatives at the mill complex. Cash costs are expected to increase due to inflationary cost pressures, however unit costs per ounce sold are expected to decrease with higher expected production levels. The cost of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs reflected in 2022 guidance estimates. Capital expenditures are expected to be approximately $140 million, compared to $99 million in 2021, the majority of which relate to capitalized stripping and Saramacca development. Looking beyond 2022, Rosebel is expected to produce 180,000 to 200,000 of attributable gold ounces in 2023 and 2024. As a result of the Company's current capital allocation prioritization, the Company will be commencing a strategic review process to evaluate options for Rosebel.

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Abitibi District, Canada - Westwood Mine (IAMGOLD interest - 100%)

	Q4 2021	Q3 2021	2021	2020	2019
Key Operating Statistics
Ore mined (000s t) - underground	61	31	106	370	537
Ore mined (000s t) - other sources	229	171	919	558	-
Ore mined (000s t) - total	290	202	1,025	928	537
Ore milled (000s t)	254	220	965	932	625
Head grade (g/t) - underground	4.60	4.17	4.46	5.44	4.82
Head grade (g/t) - other sources	0.96	0.59	0.85	1.10	-
Head grade (g/t) - total	1.83	1.11	1.24	2.83	4.82
Recovery (%)	90	92	92	94	94
Gold production (000s oz) - 100%	13	7	35	79	91
Gold sales (000s oz) - 100%	12	7	34	81	94
Average realized gold price[1] ($/oz)	$1,788	$1,779	$1,789	$1,771	$1,407
Financial Results ($ millions)
Revenue[2]	$22.2	$12.7	$61.6	$146.2	$133.6
Cash costs[1]	$(28.6)	$(24.6)	$(76.1)	$(90.1)	$(86.1)
Other mine costs[3]	(0.3)	(0.1)	(0.9)	(5.5)	(13.3)
Cost of sales[2]	$(28.9)	$(24.7)	$(77.0)	$(95.6)	$(99.4)
Sustaining capital expenditures[1]	(5.1)	(3.8)	(11.4)	(11.7)	(13.8)
Other costs and adjustments[4]	(0.3)	(0.4)	(0.5)	2.6	12.1
AISC[1]	$(34.3)	$(28.9)	$(88.9)	$(104.7)	$(101.1)
Expansion capital expenditures[1]	$(0.3)	$(0.8)	$(2.9)	$(9.5)	$(17.9)
Performance Measures[5]
Cost of sales excluding depreciation ($/oz sold)	$2,335	$3,512	$2,252	$1,175	$1,061
Cash costs[1] ($/oz sold)	$2,313	$3,482	$2,226	$1,108	$918
AISC[1] ($/oz sold)	$2,775	$4,087	$2,600	$1,286	$1,079

1 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2 As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.

3 Other mine costs include certain provisions, prior period operating costs and by-product credits.

4 Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

5 Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Gold production in the fourth quarter of 13,000 ounces was 86% higher than in the prior quarter as the ramp up of higher grade underground mining activities continued coupled with an increase in the grade of material sourced from the Grand Duc open pit. Although underground mine productivity is improving, the pace of the ramp up remains cautious, as the Company continues to prioritize the implementation of enhanced ground support and additional safety measures, coupled with ongoing training to increase productivity rates. There continued to be pressures associated with general labour shortages in the region, adversely impacting planned recruitment efforts. Gold production of 35,000 ounces for the year was 56% lower than in 2020 due to underground operations being under care and maintenance for the first half of 2021.

The program to upgrade ground support and construct new escapeways remained on schedule and underground development continued with approximately 400 metres of lateral development completed during the quarter. The re-design and development of new mining methods for the West and Central Zones are progressing. Based on information currently available, management expects that mining in these zones will resume in the first half of 2022.

Mill throughput of 254,000 tonnes was 15% higher than the prior quarter as a result of improving the feed from the Grand Duc open pit through a fragmentation optimization program. As noted in previous quarters, while improving, throughput continues to be impacted by the higher ratio of hard rock ore from Grand Duc. Potential solutions to improve processing of the hard rock ore from Grand Duc are continually being investigated.

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The COVID-19 situation was stable in the fourth quarter, although in the first quarter 2022, the operation was impacted by absenteeism. Approximately 77% of the workforce has reported that it is fully vaccinated.

Outlook

Gold production at the Westwood complex in 2022 is expected to be in the range of 55,000 to 75,000 ounces, assuming the safe re-start of two additional underground zones (Central and West). Production levels are expected to increase each quarter benefiting from higher grade ore from the continued ramp-up of underground mining activities and increasing grade from the adjacent Grand Duc open pit. Looking beyond 2022, the Company is continuing to evaluate potential strategic alternatives while focusing on building a safe, profitable and sustainable operation, as mining activities and development ramp up, balanced with the need for the ground support activities implemented in 2021. The additional development and resumption of mining in the Central and West zones are expected to allow for the Westwood complex to ramp up to the 90,000 to 100,000 ounce per year production level with corresponding improvements in cost profile. Cash costs are expected to increase due to the impact of inflation, however unit costs per ounce sold are expected to decrease as production ramps up. Capital expenditures are expected to be approximately $50 million, compared to $14 million in 2021, of which $40 million is for sustaining capital, primarily consisting of underground development, and $10 million is for expansion capital.

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Côté Gold Project (IAMGOLD interest - 64.75%)

In December 2021, the Company appointed Jerzy Orzechowski as Executive Project Director for Côté Gold to oversee management of the development of Côté Gold.

As of December 31, 2021, detailed engineering reached approximately 92.2% with plant civil and concrete deliverables principally completed and mechanical, piping, electrical and instrumentation continuing into the first quarter 2022. Overall the project was 43.4% complete. The following provides an update on project activities for the fourth quarter 2021 and January 2022:

Project Activity	Update
Health and safety

The project surpassed 3.4 million hours with no lost time injuries. Our COVID-19 monitoring programs, including antigen, PCR and sewage testing, remained robust. The Company re-assessed site protocols in view of the emergence of the Omicron variant. The return of the workforce from the holiday period was structured to adjust ramp up and permit close monitoring of the Omicron variant threats. Improvements in vaccination rates on site continued.

Earthworks activities

Earthwork activities continued with the main focus on ensuring major infrastructure for 2022 freshet are in place. Water realignment channel work continued. Clam Lake Dam #1 and #2 are now complete. Work on New Lake South Dam final lifts was completed prior to the end of the year and New Lake North Dam is progressing. Tailings management facility starter dam foundation excavation commenced as planned in early December. The construction of the main access road has been completed. Productivity for earthworks is not meeting targets with mitigation plans in place and continuing into the first quarter of 2022.

Mining activities

Overburden pre-stripping in the pit advanced and during the period access to fresh rock was achieved to the east. The first ore blast was taken in October 2021 in the southern area of the pit and mining activities broke through elevation 382 throughout several areas of the pit - a significant milestone achieved for the project.

Processing plant

Processing facility structural steel erection, which commenced in mid-October, completed all major lifts with only a minor part of in-fill steel remaining to be erected for the high-bay grinding section of the building. Wall panel cladding installation has progressed with over 50% completed by early February. Other civil works associated with the processing facility including for the HPGR/secondary crusher building and primary crushing building were completed during the quarter. The primary crusher feeder frames, chutes and associated supports are now on site. Fabrication of conveyors is progressing well with delivery as sections are completed. Major components of the ball mill such as motor, chillers and shells are progressing well and elements have started shipping.

Other activities and supply chain

Permanent camp commissioning is complete providing, along with the construction camp, a total of 1,388 rooms. The project averaged approximately 800 workers at site prior to the ramp down for the holidays. The permanent potable water treatment plant has been commissioned and the camp is planning to switch to grid power in the new year. Work on the 42 kilometre 115KV power line has started with tree clearing.

Equipment delivery is ongoing and inventory on site continues to increase. An offsite indoor storage facility has been arranged and is ready to receive material. The Company continues to closely monitor global logistics risks and, at this time, are not expecting material impacts on the project schedule, although challenges in the global supply chain persist which may be amplified by impacts from the current Omicron wave.

Permitting and sustainability

The Company secured a number of key operations phase permits during the quarter, including the provincial Environmental Compliance Authorization for operations, the key remaining permit, the permit to take water and permits required to support the construction of the transmission line. Community consultations and ongoing implementation of the impact benefit agreements signed with indigenous partners continue. Remaining, noncritical path, minor permits are expected to be received during the remainder of the project.

Operational readiness

Operational readiness continued to advance mainly focused on organizational design, and hiring, and initiation of training programs which are expected to ramp up in the first quarter 2022. Other key activities included the ongoing work related to the identification of spare parts requirements for critical equipment and procurement strategies for long lead-time items and key consumables. Capital spares and operational spares long lead-time parts started to be ordered before year-end.

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Throughout most of 2021, no material delays due to the COVID-19 pandemic were experienced at site. Starting in December, with the rapid rise in cases in Ontario and other provinces, the Omicron variant had a negative impact on construction activities. COVID outbreaks during the holidays and in January forced a slower re-mobilization of the site workforce. Site staffing was approximately 60% of plan in the first part of January with a large number of infections including in the steel construction workforce. Site staffing has continued to ramp up since then and by mid-February has reached plan of approximately 750 to 850 personnel. A mandatory vaccination policy was introduced in January and, by February 1, 100% of the site personnel had at least one dose of vaccine with two doses required by April 1.

For these reasons, the cladding process of the processing plant building lagged in January and February and, although more than 50% complete, is no longer on the critical path following a plan to mitigate these delays and optimize for the mechanical erection access date. The focus now is on driving the start of the concrete works inside the building so mechanical erection can commence in the second quarter and to complete the building cladding when possible.

Project Expenditures

At the end of the fourth quarter 2021, 87% of procurement and 79% of contracts packages have been awarded. The Company has incurred and expended costs of $118.8 million and $147.2 million, respectively, (at an average recorded USDCAD exchange rate of 1.27) in the fourth quarter 2021 and $486.8 million and $411.8 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures summarized in the table below and non-capital project costs.

	Q4 2021	2021	2020	Expenditures to date
Capital expenditures[1,2] ($ millions)	$142.6	$343.0	$52.4	$395.4
Non-capital costs[3]	4.6	15.9	0.5	16.4
Expended costs	147.2	358.9	52.9	411.8
Working capital adjustment[4]	(28.4)	52.2	22.8	75.0
Incurred costs	$118.8	$411.1	$75.7	$486.8

  Capital expenditures prior to July 1, 2020 are not included in the Company's portion of reported total project costs.
  Capital expenditures include certain offsets including realized derivative gains of $4.8 million in the fourth quarter and $16.2 million in 2021
  Non-capital costs include ore mined costs recorded as stockpiles which totaled $1.8 million in the fourth quarter 2021
  Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset by an increase in sales taxes receivable.

Upcoming Milestones, Remaining Costs to Complete, and Schedule

Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. The updated remaining key targeted milestones are as follows:

• Initiation of processing plant equipment installation: Q2 2022 (see above)

• Process plant building enclosed: Q2 2022 (see above)

• Start of owner mining: Q3 2022

• Tailings management facility Phase 1: Q4 2022

• Permanent power available: Q4 2022

• Commissioning completed: Q3 2023

• Commercial production: H2 2023

Côté Gold continues to track for commercial production in the second half of 2023. The Company cautions however that potential further disruptions caused by COVID-19 could impact the timing of activities, availability of workforce, productivity and supply chain and logistics and consequently could impact the timing of actual commercial production.

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The Company's previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (estimated at a USDCAD exchange rate of 1.30). Inflationary and other cost pressures have been identified, impacting earthworks, electrical and instrumentation components, operations spare parts and key consumables, freight costs, indirect costs and EPCM services. This has resulted in the projected remaining costs to completion to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

With the appointment of the new Executive Project Director and as a result of, among other things, the circumstances discussed above, the project team is in the process of evaluating these impacts by completing a risk analysis of the schedule and costs along with the evaluation of potential mitigation and/or optimization opportunities in various areas including earthworks, processing, the life-of-mine plan and operations. This evaluation may result in a potential schedule and costs re-baseline which may include an increase in costs to completion (see also "Liquidity and Capital Resources" above). This assessment has commenced and the Company intends to provide an update before the end of the second quarter.

Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 16,000 metres of diamond drilling was completed in 2021 focused on delineating the deposit, the results of which were released throughout the year.

During the fourth quarter, the Company announced an initial mineral resource estimate for the Gosselin deposit (on a 100% basis using a $1,500 per ounce gold price) of 124.5 million tonnes averaging 0.84 g/t Au for 3.35 million indicated ounces and 72.9 million tonnes averaging 0.73 g/t Au for 1.71 million inferred ounces. This represents a 33% increase in total contained gold in the indicated categories and a 45% increase in total contained gold in the inferred category for the Côté Gold project. The Gosselin deposit has only been drilled to approximately half of the depth of the Côté Gold deposit and remains open at depth and along strike (see news release dated October 18, 2021).

In January 2022, the Company announced additional assay results from its delineation diamond drilling program at the Gosselin zone confirming, in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022).

Additional technical studies are planned which will include: a sampling program to advance future metallurgical test work to evaluate comminution characteristics and gold recoveries over a range of ore types and grades; mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin deposit resources into future Côté Gold life-of-mine plans; and commencing the collection of additional baseline data to support future permitting requirements.

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Bambouk District - Boto Gold Project, Senegal (IAMGOLD interest - 90%)

The scope for 2021 included a preliminary work package for the completion of a road to provide permanent access to the site, engineering for critical plant equipment, and sustainability programs to promote cohesion with and support from local communities and ensure adequate environmental protections. The Company continues to evaluate the project scope, the associated capital expenditures and timing, as well as potential value-enhancing alternatives for this project in general. Capital expenditures totaled $6.0 million in the fourth quarter and $33.6 million for the year, following a reduction in activities announced in mid-2021.

The Company continues to progress with the resettlement action plan of the Kouliminde village in order to ensure continued local support for the project and during the third quarter completed the negotiations and engagement process with local authorities and communities impacted by the future development of the Boto Gold project.

In 2022, the Company is targeting the completion of the year-round access road to Boto and the planned construction of the Kouliminde resettlement village. Mine plan optimization reviews and project risk-mitigation efforts are planned. Total project expenditures for 2022 are planned to be approximately $20 million.

Karita Gold Project, Guinea

The Karita Gold project is wholly-owned by the Company covers approximately 100 square kilometres located in Guinea between the Company's Boto Gold project in Senegal to the north and its Diakha-Siribaya Gold project in Mali to the south. During 2019, a first pass RC drilling program confirmed the discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights included: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).

A delineation drilling program was planned in 2021 to support the completion of a future initial resource estimate, however, the execution of the program continued to be delayed through the year due to COVID-19 related border closures. The previously planned delineation drilling program commenced in early 2022.

Diakha-Siribaya Gold Project, Mali

The Diakha-Siribaya project is wholly-owned by the Company and covers a total area of approximately 600 square kilometres, located approximately 10 kilometres south of the Boto Gold project, in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

Approximately 27,000 metres of infill diamond and RC drilling was completed in 2021 to upgrade inferred resources at the Diakha deposit and to evaluate priority exploration targets for potential new zones of mineralization. The results of the 2021 drilling program will be used to support an updated mineral resource estimate expected to be completed in 2022. Reported highlights from the program include: 20.0 metres grading 5.40 g/t Au and 16.0 metres grading 14.0 g/t Au (see news release dated November 30, 2021).

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OUTLOOK

Operations

Attributable gold production for 2022 is expected to be in the range of 570,000 to 640,000 ounces as follows:

	Actual 2021	Full Year Guidance 2022[1]
Essakane (000s oz)	412	360 - 385
Rosebel (000s oz)	154	155 - 180
Westwood (000s oz)	35	55 - 75
Total attributable production (000s oz)[2]	601	570 - 640

Cost of sales[2] ($/oz sold)	$1,270	$1,100 - $1,150
Cash costs[2,3] ($/oz sold)	$1,132	$1,100 - $1,150
All-in sustaining costs[2,3] ($/oz sold)	$1,426	$1,650 - $1,690
Depreciation expense ($ millions)	$339.8	$280 - $290
Income taxes[4] paid ($ millions)	$46.4	$55 - $65

1 The full year guidance is based on the following 2022 full year assumptions: average realized gold price of $1,700 per ounce, USDCAD exchange rate of 1.25, EURUSD exchange rate of 1.20 and average crude oil price of $70 per barrel.

2 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

3 This is a non-GAAP measure. See "Non-GAAP Financial Measures".

4 Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.

Cash costs¹ are expected to be between $1,100 and $1,150 per ounce sold and AISC¹ are expected to be between $1,650 and $1,690 per ounce sold. Cash costs include assumptions related to the expected impact of inflation. The costs of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher on average compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs reflected in the 2022 guidance. The increase in AISC per ounce sold is primarily due to an increase in sustaining capital expenditures resulting from a higher proportion of stripping costs categorized as sustaining capital, versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of the mine aligning with World Gold Council guidelines.

Capital Expenditures1

Sustaining capital expenditures1 for 2022 are expected to be approximately $310 million (± 5%) of which the majority is related to capital stripping and underground development. Expansion capital expenditures1 for 2022 are expected to be approximately $660 to $690 million with Côté Gold expenditures expected to be between approximately $590 to $620 million (see also "Côté Gold Project" section above) and other expansion capital expenditures1 (excluding Côté Gold) expected to be approximately $70 million (± 5%) including approximately $20 million at Boto Gold project.

	Actual 2021			Full Year Guidance 2022
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$51.2	$84.4	$135.6	$165	$5	$170
Rosebel[4]	42.2	56.4	98.6	105	35	140
Westwood	11.4	2.9	14.3	40	10	50
	104.8	143.7	248.5	310	50	360
Côté Gold[5] (70%)	-	343.0	343.0	-	590 - 620	590 - 620
Boto Gold	-	33.6	33.6	-	20	20
Corporate	0.6	-	0.6	-	-	-
Total[6,7,8] (±5%)	$105.4	$520.3	$625.7	$310	$660 - 690	$970 - 1,000

1 100% basis, unless otherwise stated.

2 Sustaining capital includes capitalized stripping of (i) $7.7 million for Essakane, and $nil for Rosebel in 2021, and (ii) for the full year 2022 guidance $110 million for Essakane, and $45 million for Rosebel. Refer to site outlook sections.

3 Expansion capital includes capitalized stripping of (i) $65.0 million for Essakane and $33.6 million for Rosebel 2021, and (ii) for the full year 2022 guidance $nil for Essakane and $20 million for Rosebel. Refer to site outlook sections.

4 Rosebel includes Saramacca at 70%.

5 Côté Gold capital expenditure guidance for 2022 is $590 to $620 million.

6 Includes $9.7 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

7 Capitalized borrowing costs are not included.

8 In addition to the above capital expenditures, $24 million in total principal lease payments are expected.

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Exploration

The Company's exploration expenditures guidance for 2022 is $35 million and is planned to include the completion of 105,000 to 125,000 metres of diamond and RC drilling, with a focus on near-mine brownfields opportunities, Côté Gold and the Bambouk region.

CONFERENCE CALL

A conference call will be held on Thursday, February 24, 2022 at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's 2021 fourth quarter and full-year operating performance and financial results. A webcast of the conference call will be available through IAMGOLD's website at www.iamgold.com or at the following webcast link.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 8291#.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index3.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

End Notes (excluding tables)

1  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 33 to 38 of the Company's Q4 2021 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2  DARTFR (days away, restricted, transferred duty incident frequency rate) and TRIFR (total recordable injuries incident frequency rate) are per 200,000 hours worked.

3  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

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NON-GAAP FINANCIAL MEASURES

This news release contains non-GAAP financial performance measures, including realized gold price per ounce sold, cash costs, cash costs per ounce sold, AISC, AISC per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, available liquidity, net cash, EBITDA, adjusted EBITDA, adjusted net earnings (loss) attributable to equity holders and adjusted net earnings (loss) per share attributable to equity holders, sustaining capital expenditures, and expansion capital expenditures. The non-GAAP financial measures disclosures included in the Company's Q4 2021 MD&A are incorporated by reference in this press release. Further details on these non-GAAP financial measures are included on pages 33 to 38 of the Company's Q4 2021 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reconciliation to the amounts presented in the consolidated financial statements, are included below.

Average Realized Gold Price per Ounce Sold

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Revenues	$294.6	$294.1	$1,151.7	$1,241.7	$1,065.3
By-product credit and other revenues	(0.4)	(0.4)	(1.4)	(3.1)	(2.4)
Revenues - adjusted	$294.2	$293.7	$1,150.3	$1,238.6	$1,062.9
Sales (000s oz) - 100%	164	165	643	696	761
Average realized gold price per ounce[1,2] ($/oz)	$1,794	$1,787	$1,790	$1,778	$1,397

  Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood, Rosebel and Essakane mines.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Cost of sales[1]	$370.9	$287.2	$1,149.0	$991.4	$995.7
Depreciation expense[1]	(111.0)	(85.1)	(339.8)	(256.7)	(275.1)
Cost of sales[1], excluding depreciation expense	$259.9	$202.1	$809.2	$734.7	$720.6
Adjust for:
Revised estimate for water tax settlement	-	-	-	(7.2)	-
Stockpiles and finished goods adjustment	(62.9)	-	(62.9)	-	-
Normalization of costs	-	-	-	-	(20.9)
Other mining costs[2]	(5.2)	(6.4)	(26.5)	(41.2)	(12.4)
Cost attributed to non-controlling interests[3]	(12.7)	(13.9)	(52.5)	(48.4)	(48.0)
Cash costs - attributable	$179.1	$181.8	$667.3	$637.9	$639.3
Total gold sales[4] (000 oz) - attributable	152	150	590	646	707
Cash costs[5] ($/oz sold) - attributable	$1,184	$1,208	$1,132	$988	$904

1 As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2 Other mining costs include certain taxes and permits related costs, community development costs and prior period operating costs, partially offset by by-product credits.

3 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

4 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

5 Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

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The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, attributable, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Cost of sales[1]	$370.9	$287.2	$1,149.0	$991.4	$995.7
Depreciation expense[1]	(111.0)	(85.1)	(339.8)	(256.7)	(275.1)
Cost of sales, excluding depreciation expense	$259.9	$202.1	$809.2	$734.7	$720.6
Adjust for:
Sustaining capital expenditures	41.4	26.4	105.4	79.1	95.9
Corporate general and administrative costs[2]	6.8	11.2	38.2	45.1	40.6
Stockpiles and finished goods adjustment	(62.9)		(62.9)
Other costs[3]	3.7	3.4	13.8	(6.6)	6.5
Cost attributable to non-controlling interests[4]	(16.3)	(16.4)	(63.1)	(57.0)	(57.4)
All-in sustaining costs - attributable	$232.6	$226.7	$840.6	$795.3	$806.2

Total gold sales[5] (000s oz) - attributable	152	150	590	646	707
All-in sustaining costs[6] ($/oz sold) - attributable	$1,537	$1,508	$1,426	$1,232	$1,141
All-in sustaining costs excluding by-product credit[6] ($/oz sold) - attributable	$1,540	$1,510	$1,428	$1,236	$1,144
  As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.
  Corporate general and administrative costs exclude depreciation expense.
  Other costs include certain taxes and permits related costs, community development costs and prior period operating costs, partially offset by by-product credits.
  Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
  Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
  AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Capital expenditures for property, plant and equipment	$231.3	$138.7	$623.8	$292.1	$248.1
Capital expenditures for exploration and evaluation assets	0.2	0.7	1.9	0.6	3.3
	$231.5	$139.4	$625.7	$292.7	$251.4
Capital expenditures - sustaining	41.4	26.4	105.4	79.1	95.9
Capital expenditures - expansion	$190.1	$113.0	$520.3	$213.6	$155.5

($ millions, except where noted)[1]	Q4 2021	Q3 2021	2021	2020	2019
Essakane	$22.9	$11.6	$51.2	$37.3	$39.0
Rosebel	13.3	10.8	42.2	29.3	42.7
Westwood	5.1	3.8	11.4	11.7	13.8
	$41.3	$26.2	$104.8	$78.3	$95.5
Corporate	0.1	0.2	0.6	0.8	0.4
Capital expenditures - sustaining	$41.4	$26.4	$105.4	$79.1	$95.9

($ millions, except where noted)[1]	Q4 2021	Q3 2021	2021	2020	2019
Essakane	$24.1	$27.2	$84.4	$76.4	$62.0
Rosebel	17.1	12.8	56.4	38.5	41.0
Westwood	0.3	0.8	2.9	9.5	17.9
	$41.5	$40.8	$143.7	$124.4	$120.9

Côté Gold (70%)	142.6	67.3	343.0	73.1	31.3
Boto Gold	6.0	4.9	33.6	16.1	3.3
Capital expenditures - expansion	$190.1	$113.0	$520.3	$213.6	$155.5

1. Figures may not be calculated based on amounts presented in this table due to rounding.

Page | 18 of 27

Net Cash from Operating Activities before Changes in Working Capital

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Net cash from operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	9.0	(0.3)	4.5	(17.0)	24.4	(12.3)
Inventories and non-current ore stockpiles	0.8	13.0	(13.3)	36.7	3.4	22.2
Accounts payable and accrued liabilities	(1.3)	(11.6)	(11.9)	(11.7)	(7.3)	(5.4)
Net cash from operating activities before changes in working capital	$76.0	$79.6	$108.0	$293.0	$368.1	$367.5

Mine-Site Free Cash Flow

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Net cash from operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Add:
Operating cash flow used by non-mine site activities	27.6	20.4	10.8	97.3	78.3	(87.9)
Cash flow from operating mine sites	$95.1	$98.9	$139.5	$382.3	$425.9	$275.1

Capital expenditures for property, plant and equipment	$231.5	$139.4	$106.4	$625.7	$292.7	$251.4
Less:
Capital expenditures from construction and development projects and corporate	(148.7)	(72.4)	(44.6)	(377.2)	(90.0)	(35.0)
Capital expenditure from operating mine-sites	$82.8	$67.0	$61.8	$248.5	$202.7	$216.4
Mine-site free cash flow	$12.3	$31.9	$77.7	$133.8	$223.2	$58.7

Available Liquidity and Net Cash

	December 31,	December 31,	December 31,
($ millions, except where noted)	2021	2020	2019
Cash and cash equivalents	$544.9	$941.5	$830.6
Short-term investments	7.6	6.0	6.1
Available Credit Facility	498.3	498.3	499.6
Available liquidity	$1,050.8	$1,445.8	$1,336.3

	December 31,	December 31,	December 31,
($ millions, except where noted)	2021	2020	2019
Cash and cash equivalents	$544.9	$941.5	$830.6
Short-term investments	7.6	6.0	6.1
Lease liabilities	(65.6)	(66.8)	(58.8)
Long-term debt[1]	(468.9)	(478.2)	(420.7)
Drawn Letters of Credit Issued under Credit Facility	(1.7)	(1.7)	(0.4)
Net cash	$16.3	$400.8	$356.8

1 Includes principal amount of the Notes of $450 million and equipment loans of $18.9 million (December 31, 2020 - $450 million and $28.2 million, respectively; and December 31, 2019 - $400 million and $20.7 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

Page | 19 of 27

EBITDA and Adjusted EBITDA

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Earnings (loss) before income taxes	$(292.6)	$(70.1)	$84.9	$(319.6)	$98.8	$(328.3)
Add:
Depreciation	111.4	85.4	69.9	341.5	258.2	276.6
Finance costs	(12.2)	4.3	6.0	5.2	23.3	14.4
EBITDA	$(193.4)	$19.6	$160.8	$27.1	$380.3	$(37.3)
Adjusting items:
Loss on redemption of 7% Senior notes	-	-	-	-	22.5	-
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	-	-	(4.2)	-	7.8	(11.3)
Unrealized (gain) loss on embedded derivatives - 5.75% Senior Notes	(0.1)	12.5	-	6.9	-	-
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	9.0	(0.9)	(3.6)	5.9	23.3	-
Unrealized (gain) loss on warrants and time value of derivatives	-	-	-	-	12.4	(4.1)
Gain on sale of royalties	-	-	-	(45.9)	-
Gain on the establishment of the Rosebel UJV	-	-	-	-	(16.9)	-
Rosebel temporary suspension costs	-	-	-	-	16.0	-
COVID-19 expenses, net of subsidy	2.4	4.2	4.2	16.0	22.0	-
Care and maintenance costs at Westwood	-	-	14.6	24.5	19.8	-
Write-down of assets	2.7	0.7	1.0	4.9	2.0	10.7
Foreign exchange (gain) loss	0.8	5.9	(3.4)	6.0	(2.2)	4.1
Revised estimate for water tax settlement	-	-	-	-	7.2	-
Unrealized (gain) loss on bond investments	(0.2)	0.2	-	(0.1)	-	-
Restructuring costs	-	-	-	1.0	-	3.2
NRV write-down	70.3	13.6	-	93.3	-	-
Impairment charge (reversal)	205.1		(45.8)	205.1	(45.8)	287.8
Unrealized (gain) loss on TARF	(1.9)	3.8	-	3.0	-	-
Insurance recoveries	-	-	-	(10.2)	-
Gain on sale of interest in Eastern Borosi property	-	-	-	-	(4.1)	-
Normalization of costs	-		-	-	-	29.5
Reversal of stockpile impairment	-		-	-	-	(15.6)
Gain on sale of INV	-	(16.1)	-	(16.1)	-	-
Changes in estimates of asset retirement obligations at closed sites	0.3	40.4	6.1	40.7	6.1	21.0
Unrealized gain on extendible forward arrangement	(0.4)	(1.4)	-	(1.8)	-	-
Fair value of deferred consideration from sale of Sadiola	(4.6)	-	-	(4.6)	-	-
Adjusted EBITDA	$90.0	$82.5	$129.7	$355.7	$450.4	$288.0

Page | 20 of 27

Adjusted Net Earnings (Loss) Attributable to Equity Holders

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Earnings (loss) before income taxes and non-controlling interests	$(292.6)	$(70.1)	$84.9	$(319.6)	$98.8	$(328.3)
Adjusting items:
Unrealized (gain) loss on embedded derivatives - 5.75% senior notes	(0.1)	12.5	-	6.9	-	-
Gain on the establishment of the Rosebel UJV	-	-	-	-	(16.9)	-
Insurance recoveries	-	-		(10.2)
Rosebel temporary suspension costs	-	-	-	-	16.0	-
COVID-19 expenses, net of subsidy	2.4	4.2	4.2	16.0	22.0	-
Loss on redemption of 7% Senior notes	-	-	-	-	22.5	-
Care and maintenance costs at Westwood	-	-	14.6	24.5	19.8	-
Write-down of assets	2.7	0.7	1.0	4.9	2.0	10.7
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	-	-	(4.2)	-	7.8	(11.3)
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	9.0	(0.9)	(3.6)	5.9	23.3	-
Gain on sale of royalties	-	-	-	(45.9)	-
Foreign exchange (gain) loss	0.8	5.9	(3.4)	6.0	(2.2)	4.1
Restructuring costs	-	-	-	1.0	-	3.2
NRV write-down	111.2	16.2	-	138.6	-	-
Impairment charge (reversal)	205.1	-	(45.8)	205.1	(45.8)	287.8
Unrealized (gain) loss on TARF	(1.9)	3.8	-	3.0	-	-
Unrealized (gain) loss on bond investments	(0.2)	0.2	-	(0.1)	-	-
Unrealized (gain) loss on warrants and time value of derivatives	-	-	-	-	12.4	(4.1)
Normalization of costs	-	-	-	-	-	29.5
Reversal of stockpile impairment	-	-	-	-	-	(15.6)
Gain on sale of interest in Eastern Borosi property	-	-	-	-	(4.10)	-
Revised estimate for water tax settlement	-	-	-	-	7.20	-
Gain on sale of INV	-	(16.1)	-	(16.1)	-	-
Changes in estimates of asset retirement obligations at closed sites	0.3	40.4	6.1	40.7	6.1	21.0
Unrealized gain on extendible forward arrangement	(0.4)	(1.4)	-	(1.8)	-	-
Fair value of deferred consideration from sale of Sadiola	(4.6)	-	-	(4.6)	-	-
Adjusted earnings (loss) before income taxes and non-controlling interests	$31.7	$(4.6)	$53.8	$54.3	$168.9	$(3.0)
Income taxes	88.6	(2.4)	(16.9)	64.5	(44.1)	(30.4)
Tax on foreign exchange translation of deferred income tax balances	15.6	(2.4)	(18.0)	11.2	(12.1)	3.1
Tax impact of adjusting items	(101.5)	(7.9)	9.2	(103.9)	(8.8)	14.9
Non-controlling interests	9.9	(2.8)	(9.0)	0.7	(16.2)	(14.6)
Adjusted net earnings (loss) attributable to equity holders	$44.3	$(20.1)	$19.1	$26.8	$87.7	$(30.0)
Adjusted net earnings (loss) per share attributable to equity holders	$0.09	$(0.04)	$0.04	$0.06	$0.19	$(0.06)
Basic weighted average number of common shares outstanding (millions)	476.9	476.8	474.7	476.5	472.6	468.0

Page | 21 of 27

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$544.9	$941.5
Short-term investments	7.6	6.0
Receivables and other current assets	96.5	120.7
Inventories	302.1	327.3
	951.1	1,395.5
Non-current assets
Investment in associate	-	9.0
Property, plant and equipment	2,587.9	2,362.0
Exploration and evaluation assets	61.7	54.8
Restricted cash	42.2	38.6
Inventories	124.1	198.3
Other assets	204.6	96.1
	3,020.5	2,758.8
	$3,971.6	$4,154.3
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$304.4	$244.7
Income taxes payable	29.5	29.6
Other current liabilities	218.9	34.6
Current portion of lease liabilities	21.4	18.0
Current portion of long-term debt	7.5	7.9
	581.7	334.8
Non-current liabilities
Deferred income tax liabilities	61.2	168.8
Provisions	470.2	388.0
Lease liabilities	44.2	48.8
Long-term debt	456.9	458.7
Deferred revenue	-	179.8
Other liabilities	40.3	29.9
	1,072.8	1,274
	1,654.5	1,608.8
Equity
Attributable to equity holders
Common shares	2,719.1	2,710.8
Contributed surplus	59.1	60.6
Accumulated deficit	(562.2)	(307.9)
Accumulated other comprehensive income (loss)	23.8	(5.3)
	2,239.8	2,458.2
Non-controlling interests	77.3	87.3
	2,317.1	2,545.5

Contingencies and commitments
Subsequent events
	$3,971.6	$4,154.3

Refer to the 2021 Financial Statements for accompanying notes.

Page | 22 of 27

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	2021	2020
Continuing Operations
Revenues	$1,151.7	$1,241.7
Cost of sales	1,149.0	991.4
Gross profit	2.7	250.3
General and administrative expenses	(42.0)	(46.8)
Exploration expenses	(38.1)	(27.9)
Impairment (charge) reversal	(205.1)	45.8
Other expenses	(92.0)	(76.0)
Earnings (loss) from operations	(374.5)	145.4
Share of net loss from investment in associate, net of income taxes	(0.6)	(1.6)
Finance costs	(5.2)	(23.3)
Foreign exchange gain (loss)	(6.0)	2.2
Interest income, derivatives and other investment gains (losses)	66.7	(23.9)
Earnings (loss) before income taxes	(319.6)	98.8
Income tax (expense) recovery	64.5	(44.1)
Net earnings (loss) from continuing operations	(255.1)	54.7
Net earnings from discontinued operations	-	4.1
Net earnings (loss)	$(255.1)	$58.8
Net earnings (loss) from continuing operations attributable to
Equity holders	$(254.4)	$38.5
Non-controlling interests	(0.7)	16.2
Net earnings (loss) from continuing operations	$(255.1)	$54.7
Net earnings (loss) attributable to
Equity holders	$(254.4)	$42.6
Non-controlling interests	(0.7)	16.2
Net earnings (loss)	$(255.1)	$58.8

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	476.5	472.6
Diluted	476.5	478.0

Basic and diluted earnings (loss) per share from continuing operations	$(0.53)	$0.08
Basic and diluted earnings (loss) per share from discontinued operations	$-	$0.01
Basic and diluted earnings (loss) per share	$(0.53)	$0.09

Refer to the 2021 Financial Statements for accompanying notes

Page | 23 of 27

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(In millions of U.S. dollars)	2021	2020
Operating activities
Net earnings (loss)	$(255.1)	$58.8
Adjustments for:
Depreciation expense	349.1	268.0
Impairment charge (reversal)	205.1	(45.8)
Income tax expense (recovery)	(64.5)	44.1
Other non-cash items	81.6	89.4
Adjustments for cash items:
Proceeds from insurance claim	10.2	-
Dividends from related parties	-	8.2
Settlement of derivatives	15.3	(16.4)
Disbursements related to asset retirement obligations	(2.3)	(2.2)
Movements in non-cash working capital items and non-current ore stockpiles	(8.0)	(20.6)
Cash from operating activities, before income taxes paid	331.4	383.5
Income taxes paid	(46.4)	(35.9)
Net cash from operating activities	285.0	347.6
Investing activities
Capital expenditures for property, plant and equipment	(623.8)	(292.1)
Capitalized borrowing costs	(31.4)	(24.5)
Proceeds from sale of royalties	45.9	-
Proceeds on the establishment of the Rosebel UJV	-	34.0
Other investing activities	(21.4)	36.4
Net cash used in investing activities	(630.7)	(246.2)
Financing activities
Interest paid	-	(6.9)
Payment of lease obligations	(18.9)	(16.5)
Dividends paid to non-controlling interests	(9.3)	(1.9)
Proceeds from equipment loan	-	10.9
Repayment of equipment loans	(7.7)	(6.2)
Redemption of 7% senior notes	-	(421.3)
Net proceeds from issuance of 5.75% senior notes	-	443.6
Common shares issued for cash on exercise of stock options	0.6	5.0
Other financing activities	(5.9)	(5.9)
Net cash (used in) generated from financing activities	(41.2)	0.8
Effects of exchange rate fluctuation on cash and cash equivalents	(9.7)	8.7
Increase (decrease) in cash and cash equivalents	(396.6)	110.9
Cash and cash equivalents, beginning of the year	941.5	830.6
Cash and cash equivalents, end of the year	$544.9	$941.5

Refer to the 2021 Financial Statements for accompanying notes

Page | 24 of 27

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this news release have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2021. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2021.

The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by SEC staff ("Industry Guide 7"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

Page | 25 of 27

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Information included in this news release, including statements with respect to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company's guidance for production, including timing and amounts thereof; costs of production; costs of sales; cash costs; all-in sustaining costs; construction costs and site expenditures; the impact of COVID-19 on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the Company's plan achieve net zero emissions; the resumption of strategic mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; and the timing for completion of construction of Côté Gold and the commencement of commercial production.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; political and legal risks; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its outstanding debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as COVID-19, unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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